Malizia Spidi & Fisch, PC ATTORNEYS AT LAW
1227 25th Street, N.W. Suite 200 West Washington, D.C. 20037 (202) 434-4660 Facsimile: (202) 434-4661	1900 South Atherton Street Suite 101 State College, PA 16801 (814) 272-3502 Facsimile: (814) 272-3514
John J. Spidi spidilaw@aol.com	writer's direct dial number (202) 434-4670

VIA EDGAR

June 24, 2010

Kathryn McHale, Esq.
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          Sun Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-K/A for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Form 8-K filed April 21, 2010
File No. 000-20957

Dear Ms. McHale:

On behalf of Sun Bancorp, Inc. (the “Company”), we hereby submit the following responses to the staff’s comment letter dated May 27, 2010, with respect to the above-referenced filings.  For ease of reference, we have keyed our responses to the captions and paragraph numbering used in your comment letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table 13:  Summary of Non-Performing Assets. Page 24 of the Annual Report

1.
We note the Company has significant exposure to loans classified as “commercial and industrial” (i.e. which also includes commercial real estate).  So that we may have a better understanding of your lending processes as well as considerations evaluated in the determination of the allowance for loan losses, please address the following:

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
June 24, 2010

a.
Tell us whether you have any commercial loans that have been extended at or near original maturity, which you have not considered impaired due to the existence of guarantees.  If so, please tell us about the type of extension being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent.

Response

1.	a.	We do not have any commercial loans that have been extended at or near original maturity which we have not considered impaired due to the existence of guarantees.

b.
To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, please tell us how you consider whether it is a troubled debt restructuring.

Response

b.	Not applicable.

c.
Tell us how the company evaluates the strength of the guarantor, including the specific type of information reviewed, how current and objective the information reviewed is, and how often the review is performed.

Response

c.
The evaluation of the strength of an individual guarantor is based on the submission at least annually of a personal financial statement and personal tax return with all schedules attached.  Based upon the information provided, the Company determines the guarantor’s liquidity position, total assets, total liabilities, net worth, net worth outside the borrowing entity, contingent liabilities and adjusted gross income. Additionally, we look to determine the guarantor’s personal cash flow utilizing the personal tax return and a current credit report on the individual.  If there is a need to mitigate the borrower/ guarantor contingent liabilities or to subsidize the borrower’s primary cash flow, an enterprise wide debt service calculation will be prepared based on the receipt of the financial statements for the related entities.  We may require that the guarantor provide us on a periodic basis with copies of investment or cash accounts if certain liquidity levels are required.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
June 24, 2010

d.
Tell us how often you have pursued and successfully collected from a guarantor during the past two years.  As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee.

Response

d.
It is our practice when choosing a liquidation strategy for loans in default to pursue the assets of the borrower and all guarantors simultaneously.  For smaller credits when the guarantor is deceased and the majority of assets are jointly held with the surviving spouse, we may elect not to go against the guarantor’s estate.  While we pursue this strategy in every case, we do not collect data on actual collections from guarantors.

e.	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Response

e.	We have no commercial loans in which the carrying value is in the excess of the appraised value and which we do not consider impaired due to the existence of guarantees.

2.
Further, as it relates to the Company’s use and consideration of interest reserves on construction project financing, please tell us and revise your future filings to disclose the following with respect to the establishment of such reserves:

a.	Disclose the amount of such loans and the accompanying interest reserves as of each period:

Response

2.	The Company will revise future filings to disclose the following with respect to the establishment of interest reserves. The following provides the disclosure that will be provided in future filings:

a.
As of December 31, 2009, the Company had $108.7 million outstanding on 28 residential construction, commercial construction and land development relationships whose agreements included interest reserves.  The total amount available in those reserves to fund interest payments was $6.5 million.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
June 24, 2010

b.	Disclose how you monitor such project throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest on the loan.

Response

b.
Construction projects are monitored throughout their lives by professional inspectors engaged by the Bank.  The budgets for loan advances and borrower equity injections are developed at underwriting time in conjunction with the review of the plans and specifications for the project being financed.  Advances of Bank funds are based on the prepared budgets and will not be made unless the project has been inspected by the Bank’s professional inspector who must certify that the work related to the advance is in place and properly complete.

c.	Disclose whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes.

Response

c.	As it relates to construction project financing, the Bank does not extend, renew or restructure terms unless our borrower post cash collateral in an interest reserve.

d.	Describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves.

Response

d.
At the time of underwriting a loan which will have an interest reserve, the Bank’s loan officer will consider the nature of the project and the term of the loan based on the anticipated time necessary to complete the construction. The loan officer will also consider what the outstanding loan balance will be during the term of the loan (including any built in extensions) and will make assumptions as to the movement of interest rates during the term of the loan so as to provide for potential rate increases.  The amount of the proposed interest reserve will be considered in the overall level of financing to be offered in order to keep the Bank’s exposure within policy guidelines for the nature of the project.  Upon the event of the hard maturity of the accommodation, any remaining balance in the interest reserve will be cancelled, and the borrower will be required to fund an escrow for interest payments or to pay out of pocket. The primary difference between

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
June 24, 2010

underwriting construction loans with an interest reserve as opposed to loans without such a reserve is the need to ensure that the total Bank exposure, in the case of a loan with an interest reserve, does not exceed policy guidelines in terms of maximum loan to value and that there is sufficient equity injection on the part of the borrower to cover hard construction and other costs.

e.	Disclose whether any of your loans with interest reserves are currently on nonaccrual status.

Response

e.	We have no loans with interest reserves on nonaccrual status.

3.	Please revise your future filings to disclose the following information related to your troubled debt restructurings:

a.	TDRS or renegotiated loans quantified by loan type classified separately as accrual/non-accrual status; and

b.
Quantification of the types of concessions made (e.g., rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your success with the different types of concessions.

Response

3.
We wish to advise the staff supplementally that the Company did not have any troubled debt restructurings (“TDRs”) at December 31, 2009.  In future filings, to the extent we have TDRs, we will disclose the requested information.

Notes to the Financial Statements

4.  Investment Securities, page 50 of the Annual Report

4.
We note your disclosure on page 51 that you recognized credit losses of $6.8 million on two trust preferred securities during 2009.  Please tell us if these securities are the same pooled trust preferred securities with an $8.8 million amortized cost and $4.1 million fair value you discuss on page 53 under “Trust Preferred Securities,” or if they represent difference pooled trust preferred securities.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
June 24, 2010

Response

4.
As noted on page 51 of the Notes to the Financial Statements, the Company recognized an other than temporary impairment charge of $6.8 million on investments in the Series C and the Series D in the MMCap XIX pooled trust preferred securities during 2009.  The $8.8 million security referenced on page 53 of the Notes to the Financial Statements refers to an investment in a tranche in the US Capital Trust III securitization.

5.	Please revise future filings to disclose your OTTI practices for single-issuer and pooled trust preferred securities separately. Show us what your disclosure will look like in your response.

Response

5.
We will provide the disclosure requested by the comment in future filings.  The following is an example of such disclosure regarding the Company’s OTTI practices for single-issuer and pooled trust preferred securities.

At December 31, 2009, the gross unrealized loss in the category of 12 months or longer of $7.9 million consisted of three trust preferred securities. The trust preferred securities are comprised of one non-investment grade rated pooled security with an amortized cost of $8.8 million and estimated fair value of $4.1 million and two non-rated single issuer securities with an amortized cost of $20.0 million and an estimated fair value of $16.7 million.

For the pooled security, the Company monitors each issuer in the collateral pool with respect to financial performance using data from the issuer’s most recent regulatory reports as well as information on issuer deferrals and defaults. Also the security structure is monitored with respect to collateral coverage and current levels of subordination.  Expected future cashflows are projected assuming additional defaults and deferrals based on the performance of the collateral pool. The non-investment grade pooled security is in a senior position in the capital structure. The security had a 1.34 times principal coverage. As of the most recent reporting date interest has been paid in accordance with the terms of the security.  The Company reviews projected cash flow analysis for adverse changes in the present value of projected future cash flows that may result in an other-than-temporary credit impairment to be recognized through earnings. The most recent valuations assumed a 0% recovery on any defaulted collateral, a 10% recovery on any deferring collateral and additional 3.6% defaults or deferrals’ every 3 years with a  10%

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
June 24, 2010

recovery rate. As of December 31, 2009, management concluded that an OTTI did not exist on the aforementioned security based upon its assessment. Management also concluded that it does not intend to sell the securities, and that it is not more likely than not it will be required to sell the securities, before their recovery, which may be maturity, and management expects to recover the entire amortized cost basis of these securities.

The financial performance of the issuers of the single issuer trust preferred securities is monitored on quarterly basis using data from the issuer’s most recent regulatory reports to assess the probability of cashflow impairment. Expected future cashflows are projected incorporating the contractual cashflow of each security adjusted, if necessary, for potential changes in the amount or timing of cashflows due to the underlying creditworthiness of the issuer and covenants in the security.  In June 2009, the issuer of one of the single issuer trust preferred securities, with an amortized cost of $5.0 million and an estimated fair market value of $2.6 million, elected to defer its normal quarterly dividend payment.  As contractually permitted, the issuer may defer dividend payments up to five years with accumulated dividends, and interest on those deferred dividends, payable upon the resumption of its scheduled dividend payments.  The issuer is currently operating under an agreement with its regulators.  The agreement stipulates the issuer must receive permission from its regulators prior to resuming its scheduled dividend payments.  As of December 31, 2009, the issuer’s subsidiary bank reported that it meets the minimum regulatory requirements to be considered a “well capitalized” institution.   Management will continue to closely monitor the credit of this issuer.  The other single issuer security is paying in accordance with its contractual terms.  Based on the Company’s most recent valuation, the Company does not expect either issuer to default.    As of December 31, 2009, management concluded that an OTTI did not exist on any of the aforementioned securities based upon its assessment. Management also concluded that it does not intend to sell the securities, and that it is not more likely than not it will be required to sell the securities, before their recovery, which may be maturity, and management expects to recover the entire amortized cost basis of these securities.

6.
We note that disclosure on page 53 that you review projected cash flow analysis and industry standard risk metrics to determine whether the unrealized losses for certain trust preferred securities are temporary.  Please tell us in detail and clarify your disclosure to clearly state if you analyze the specific credit characteristics of the collateral underlying each individual security to develop the deferral/default assumptions for your estimated cash flows or if you industry standard risk metrics.  Also tell us if you use the same deferrals/defaults assumptions for each security you own and if you do, please tell us why

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
June 24, 2010

you believe your policy is consistent with the guidance in paragraphs ASC 320-10-35-33F and 33G of the FASB Accounting Standards Codification.

Response

6.	As of December 31, 2009, Sun had 3 trust preferred holdings, 1 pooled security and 2 single issuer securities, which were previously not determined to be other than temporarily impaired.

For the pooled security, the Company monitors each issuer in the collateral pool with respect to financial performance using data from the issuer’s most recent regulatory reports as well as information on collateral pool deferrals and defaults.  Also the security structure is monitored with respect to collateral coverage and current levels of subordination.  Expected future cashflows are projected assuming additional defaults and deferrals based on the performance of the collateral pool.  The most recent valuations assumed a 0% recovery on any defaulted collateral, a 10% recovery on any deferring collateral and additional 3.6% defaults or deferrals’ every 3 years with a  10% recovery rate.

The financial performance of the issuers of the two single issuer trust preferred securities is monitored on quarterly basis using data from the issuer’s most recent regulatory reports to assess the probability of cashflow impairment. Expected future cashflows are projected incorporating the contractual cashflow of each security adjusted, if necessary, for potential changes in the amount or timing of cashflows due to the underlying creditworthiness of the issuer and covenants in the security.  The issuer currently in deferral is expected to return to paying status and pay all back dividends with interest on those dividends.  The second issuer is currently paying dividends.  Both issuers meet the minimum regulatory requirements to be considered a “well capitalized” institution.  Based on the Company’s most recent valuation, the Company does not expect either issuer to default.

In both pooled securities and single issuer securities, any anticipated defaults are incorporated into an expected cashflow analysis for each security.  Each security is tested for a credit impairment using the projected cashflow and the original purchase yield.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
June 24, 2010

25.  Fair Value of Financial Instruments, page 73

7.           Please address and disclose the following as it relates to your appraisal policies:

a.
When the Company does not have a new appraisal on file, describe in more detail the procedures performed by your Credit Officers and Special Assets Officers in determining whether the assumptions reflected in these original appraisals are reflective of current market conditions, particularly for those appraisals that are more than a year old.

Response

7.	a.
While the Loan Policy dictates that a loan be assigned to the Special Assets Department (SAD) when it is placed on nonaccrual, there is a need for loan officers in the regions to determine collateral values in a consistent fashion when a loan is initially criticized or classified.  Historically, we have utilized a simple percentage discount (including a discount for liquidation costs) of the most recent appraised or reported value of the collateral securing a loan as the basis for determining the potential level of impairment. More recently, we have adopted as an initial step in the determination process the use of an index, as developed by our appraisal administration agent, from a data base maintained by the appraisal industry that allows us to determine the current value of various types of commercial properties located in various parts of New Jersey. This method will be updated and reviewed at least twice a year by Management and will allow us to assign values to real estate that are supportable through transactions in the marketplace. Values developed using the valuation index will also be subject to a 10% discount for the cost of liquidation.  If due to the nature of the property or other factors, the valuation index cannot be used or if the collateral is not real estate, the traditional discount approach may be used if properly disclosed.  Depending upon the circumstances of a credit, Management may determine if additional valuation is necessary.

Upon transfer to Special Assets, the following steps will be taken to determine the current value of commercial real estate securing a loan that will be potentially subject to impairment:

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
June 24, 2010

For all Commercial Loans less than $2 million	Evaluation or Restricted Appraisal
For all Commercial Loans $2 million or greater	Existing Appraisal 18 months or less: Restricted Appraisal
Existing Appraisal greater than 18 mos: Summary Appraisal
For Commercial Loans secured primarily by Residential Real Estate	For Loans less than $1 million: Automated Valuation Model For Loans $ 1 million or greater: Summary Form Appraisal

Until an evaluation or appraisal is received and if there is the need to update Management, the valuation index or the traditional discount approach may be used on an interim basis. An updated Evaluation will be performed on real estate securing Commercial Loans every twelve months unless Management directs that a Restricted Appraisal be obtained or permits the use of the valuation index. For Properties taken into Other Real Estate Owned (OREO) at time of foreclosure, a Summary Appraisal will be obtained in all cases.

b.
Describe the procedures performed at each balance sheet date to determine the fair value of collateral-dependent impaired loans and OREO.  Tell us how you define collateral dependent loans.  In determining the fair value address whether you make adjustments to original appraisals to take into consideration current market conditions.  If so, describe the types of adjustments made.  Alternatively, if you perform an internal valuation to estimate fair value, please describe the valuation approaches used, the significant assumptions used in each model, and if multiple valuation approaches are used, the relative weighting of each model.  Clarify whether you make any adjustments to current appraisals and if so, describe the types of adjustments made and the reasons for such adjustments.

Response

b.
Prior to each balance sheet date, or more frequently as necessary, the officer in Special Assets will review the circumstances of each collateral dependent loan and OREO account.  A collateral dependent loan is defined as one that relies solely on the operation or the sale of the collateral for repayment. If an updated evaluation or appraisal is warranted by circumstances or is due based on the schedule, it will be ordered. Adjustments to any specific reserve relating to a value shortfall as compared the outstanding loan balance will be made if justified by market conditions or current events concerning the credit. If an internal discount-based evaluation is being used, the discount

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
June 24, 2010

percentage may be adjusted to reflect market changes, changes to the collateral value of similar credits or circumstances of the individual credit itself. If valuation index is used parallel to the discount approach, typically more weight is given to the valuation index approach.

c.	When you receive new appraisals, describe the type of appraisals received, such as “retail value” or “as is value”;

Response

c.	All appraisals received which are utilized to determine valuations for criticized and classified loans or properties placed in OREO are provided under an “as is value”.

d.
Address how partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal.  For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

Response

d.
Partially charged off loans are measured for impairment upon receipt of an updated appraisal based on the relationship between the remaining balance of the charged down loan and the appraised value of the collateral discounted for liquidation. Such loans will remain on nonaccrual status unless performance by the borrower relative to repayment warrants a return to accrual.

e.	Address the typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;

Response

e.
Recognition of nonaccrual status occurs at the time a loan can no longer support principal and interest payments in accordance with the original terms and conditions of the loan documents.  Impairment is determined and a specific reserve reflecting any calculated shortfall between the value of the collateral  and the outstanding balance of the loan will be recorded in the Allowance for Losses on Loans  and Leases (ALLL) prior to the next reporting date.

f.	Address the procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value is measured appropriately.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
June 24, 2010

Response

f.
Between the receipt of current appraisals, adjustments to any specific reserve relating to a value shortfall as compared the outstanding loan balance will be made if justified by market conditions or current events concerning the credit. If an internal discount-based evaluation is being used, the discount percentage may be adjusted to reflect market changes, changes to the collateral value of similar credits or circumstances of the individual credit itself. If valuation index is used parallel to the discount approach, typically more weight is given to the valuation index approach.

g.	Address how you determine the amount to charge-off.

Response

g.	The amount of charge off is determined by calculating the difference between the current loan balance and the current collateral valuation, plus estimated cost to liquidate.

The Company will include enhanced disclosure in future filings as it relates to its appraisal policies consistent with the forgoing discussion.

Form 10-K/A for Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation

General

8.
We note that you have not included disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response

8.
Item 402(s) of Regulation S-K requires discussion and analysis of compensation policies and practices for all employees, including non-executive officers, if the compensation policies and practices create risks that are “reasonably likely to have a material adverse effect on the company.”  The Company conducted a  risk assessment of its incentive compensation programs which was conducted jointly by its Human Resources management staff and Risk Management staff.  Such review was presented to and reviewed by Company Senior Management in early 2010.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
June 24, 2010

This risk assessment report was then presented to the Company’s Compensation Committee.  Such risk assessment analysis determined that the Company’s compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.  As such, it is Management’s opinion that the Company is not required to make any disclosures in accordance with Item 402(s).  A summary of the risk assessment review undertaken by the Company includes:  1)  All of the Company’s performance-based incentive compensation plans and arrangements were reviewed and determined that these plans do in fact “balance” the risks that the designed incentives necessarily create with the organization’s ability to effectively monitor and manage these risks; 2)  The review identified features of these plans, as well as the organization’s overall compensation policies and practices that are intended, in whole or in part, to mitigate risk and assessed the effectiveness of these features; 3)  The determination of management following such review is that the Company has an effective system of controls and procedures in each of the potential risk areas, as well as an effective risk management system; and 4) The Company’s management believes that the Company’s approach to risk management is supported by strong corporate governance, including active and effective board oversight.

Pay Component #2.  Annual Cash Incentive, page 11

9.
We note the disclosure on page 11 that the Compensation Committee did not establish performance goals for the Named Executive Officers under the Annual Cash Incentive Plan for the 2009 fiscal year.  However, we also note the disclosure relating to Mr. Geisel’s employment agreement which indicates that his cash bonuses are tied to annual earnings per share targets.  Please clarify whether performance targets were established for Mr. Geisel during the last fiscal year and revise future filings accordingly.

Response

9.
As noted in the Compensation Discussion and Analysis, “For the 2009 fiscal year, the Compensation Committee did not establish performance goals for the Named Executive Officers under the Annual Cash Incentive Plan.”  This statement is applicable to Mr. Geisel and the other Named Executive Officers. The Compensation Committee did approve discretionary awards under the Annual Cash Incentive Awards in December 2009 and January 2010 to certain Named Executive Officers, including Mr. Geisel, based upon its consideration of securely managing and guiding the organization through a difficult economic environment, but not based upon attainment of established performance goal.  As noted in the description of Mr. Geisel’s employment agreement, even where attainment of

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
June 24, 2010

Company performance goals is below 90% of the approved financial targets, a bonus payment may be made as determined within the discretion of the Compensation Committee.  In future filings we will disclose that discretionary bonus payments may be made in the event that financial performance targets are not meet or if such targets are not established by the Compensation Committee.

Summary of Pay Components, page 15

10.
It appears that the company benchmarks certain elements of compensation to its peers.  Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group.  Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation.  Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05.

Response

10.
As noted at page 15 of the “Summary of Pay Component” disclosure, "There is no formulaic approach between the market data reviewed each year, year-to-year changes in the market data, and the compensation decisions made by the Compensation Committee." The Compensation Committee does not use any specific benchmarking of compensation to a predetermined group of companies, and there is no formulaic approach to how the annual data for the comparable group of companies is utilized. The Committee merely reviews the publicly available compensation information for executive officers of financial services companies, including community banks of similar size and business strategy both nationally and those located in the New York, New Jersey, Pennsylvania, Delaware and Maryland region. The primary data source used in reviewing competitive market levels for Named Executive Officers’ pay is the information publicly disclosed by other comparable community banks. These comparable companies are reviewed periodically and may change from year-to-year.  The Committee has complete discretion year-to-year in how it analyzes such market data in comparison to actual pay at the Company with no pre-determined view on how such data will influence salary changes, bonus awards, perquisites, retirement plans or other forms of compensation. The companies included year to year will change based upon discretionary factors as well as any changes in comparable companies’ asset size through growth and mergers. As such, to suggest that the Company utilizes benchmarking might incorrectly lead shareholders to determine that there is a defined process of analysis or discipline in the Committee’s review of such information which does not currently exist.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
June 24, 2010

The Company notes in its compensation discussion that: “Generally, Sun targets salaries at 50th percentile of peer group base salary data. 50th percentile is also targeted for cash bonus, long term incentives, and total compensation.”   In an effort to provide more detailed information in the future, the Company will consider including in its CD&A disclosure reference as to whether the Committee determined for any or all Named Executive Officers whether changes in base salary, awards of bonus amounts or other compensation decisions were determined in whole or in part by such market data reviewed, and what relationship exists between the compensation decision (such as an increase in base salary or a bonus determination) and the comparative data (such as the relationship between the Company’s base salary or total cash compensation for such Named Executive Officers position and the market range for the comparable group for that year), and whether the 50% target level of market comparability had a specific influence for the Company for that position for that year.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Notes to Unaudited Consolidated Financial Statements

10.  Summary of Significant Accounting Policies

Goodwill, page 8

11.
We note your disclosure on page 8 in Note 1 of the March 31, 2010 10-Q regarding your goodwill impairment analyses performed at March 31, 2010.  We also note your disclosure on page 57 in Note 10 of the December 31, 2009 10-Q regarding your goodwill impairment analyses performed at December 31, 2009.  Please provide us the results of step two goodwill impairment testing at both periods, including a discussion of the fair value of your loans for this purpose, and any previously unrecognized intangible assets identified.  Please also tell us whether you used a third party valuation firm to assist in the determination of fair value for your reporting units during step two of testing.  If so, please tell us the type of report issued by the valuation firm, and how management used this information to arrive at the fair values ultimately used, including discussions of any adjustments made to the fair values discussed in any report obtained.

Response

11.
In performing step-two of the analysis, the Company assessed the fair value of its assets and liabilities, not already carried at fair value at the respective reporting dates, using valuation techniques that require the use of among other things level 2

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
June 24, 2010

and level 3 market values, as defined by ASC 820, Fair Value Measurements and Disclosures. The Company’s hypothetical purchase price was based upon the acquisition value of the Company as arrived at by an independent third-party valuation firm in a “detailed report” as described in the AICPA Statement on Standards for Valuation Services No. 1, Valuation of a Business, Business Ownership Interest, Security or Intangible Asset.  This hypothetical purchase price was deemed by management to be a reasonable exit price of the Company’s stock and was allocated amongst the Company’s assets and liabilities.  This allocation included a fair value determination of all of the Company’s assets and liabilities, including its core deposit intangibles and of its loan portfolio.  The valuation of the loan portfolio incorporated two separate analyses performed by an independent loan valuation firm.  The first analysis included current market assumptions commonly used by buyers of similar types of residential and commercial loans in the whole loan market.  The second analysis uses the same basic market assumptions but incorporated a discount rate based upon the Company’s estimate of new origination yields for new loans with similar underlying characteristics which is believed by management to be similar pricing if purchased by a peer institution.  Based upon the results of each loan valuation, the Company then determined the fair value of the loan portfolio based upon the likelihood of each type of acquisition, with the general assumption that higher quality credits would produce highest best price if purchased by a peer institution and lower quality credits would more likely be sold to a wholesale loan market purchaser.  In addition, the Company engaged an independent deposit valuation firm to perform a fair value on the Company’s current core deposits in arriving at the fair value of the core deposit intangible.  Based upon the step-two analysis the Company had an excess goodwill of $522 thousand and $9.702 million at December 31, 2009 and March 31, 2010, respectively.

Form 8-K filed April 21, 2010

General

12.	Please confirm that you will disclose any material effects on operations or your financial condition as a result of your agreement with the OCC in future filings.

Response

12.	We hereby confirm that we will disclose in future filings any material adverse effects on our operations or our financial condition as a result of our agreement with the OCC, as appropriate.

MALIZIA SPIDI & FISCH, PC

Kathryn McHale, Esq.
Attorney Advisor
June 24, 2010

We hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The staff’s other closing comments have been duly noted.

If you have any additional comments or questions, please direct such inquiries to the undersigned of this office.  Thank you for your prompt attention to this matter.

Sincerely,

                                   /s/ John J. Spidi

John J. Spidi

cc:           Mr. Thomas X. Geisel, President and CEO